Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

PlanGraphics, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

72705C 100

(CUSIP Number)

The Integrated Freight Stock Exchange Trust

3116 W. North A Street

Tampa, Florida 33609

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 3, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.

CUSIP No. 72705C 100

(1) Names of reporting persons: The Integrated Freight Stock Exchange Trust, a Florida business trust
(2) Check the appropriate box if a member of a group -
(a) member of the group and the membership is expressly affirmed
(b) disclaims membership in a group	X
(3) SEC use only -
(4) Source of funds: OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization: State of Florida, United States of America
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power: 1,807,842,696 shares of common stock, no par value per share
(8) Shared voting power: none
(9) Sole dispositive power: 1,807,842,696 shares of common stock, no par value per share
(10) Shared dispositive power: none
(11) Aggregate amount beneficially owned by each reporting person: 1,807,842,696 shares of common stock, no par value per share
(12) Check if the aggregate amount in Row (11) excludes certain shares -
(13) Percent of class represented by amount in Row (11): 94.8 percent
(14) Type of reporting person: OO

Item 1. Security and Issuer.

Common Stock, no par value per share

PlanGraphics, Inc.

16827 Livingston Road

Lutz, FL 33559-7615

Item 2. Identity and Background.

Certain information about the reporting person and each director and executive officer of the reporting person is set forth below.

Reporting person -
(a)	Name:	The Integrated Freight Stock Exchange Trust
(b)	Address:	3116 W. North A Street, Tampa, FL 33609-1544
(c)	Principal Occupation	Sole purpose is to hold the shares of PlanGraphics in exchange for common stock of Integrated Freight Corporation
(d)	Criminal Convictions	None
(e)	Civil Proceedings	None
(f)	Citizenship	Organized in the State of Florida

Director, principal executive officer, principal financial officer and principal accounting officer of reporting person -
(a)	Name:	Jackson L. Morris, Trustee
(b)	Address:	3116 W. North A Street, Tampa, FL 33609-1544
(c)	Principal Occupation	Attorney
(d)	Criminal Convictions	None
(e)	Civil Proceedings	None
(f)	Citizenship	United States of America

Item 3. Source and Amount of Funds or Other Consideration.

No funds were used to acquire the shares. 401,559,467 shares of PlanGraphics common stock were transferred to the Trust by Integrated Freight and 1,406,284,229 shares were issued by PlanGraphics in exchange for 20,228,246 shares, or 93.797 percent, of Integrated Freight.

Item 4. Purpose of Transaction.

The purpose of the acquisition of the shares of PlanGraphics by the Trust was to facilitate the acquisition of more than ninety percent of Integrated Freight’s issued and outstanding stock by PlanGraphics, in an exchange of stock, followed by the merger of Integrated Freight, as a majority owned subsidiary, into PlanGraphics without stockholder approval under Colorado corporation law. The merger was completed on December 23, 2009.

(a) In connection with the reporting person’s acquisition of the PlanGraphics common stock, no acquisition and no disposition of additional securities of PlanGraphics was made by any other person;

(b) The reporting person intended Integrated Freight to merge into PlanGraphics, which was completed on December 23, 2009;

(c) A sale of PlanGraphics’ historically operating subsidiary was completed on December 27, 2009 and no other acquisition or disposition of assets is to be made in connection with the acquisition of PlanGraphics common stock;

(d) The directors and officers of Integrated Freight became the directors and officers of PlanGraphics on November 10, 2009, prior to the acquisition of shares reported herein;

(e) The board of directors of PlanGraphics has recommended to the stockholders approval of a one for 244.8598 reverse stock split, subject to notification of a special stockholders meeting on Schedule 14C; there will be no change in the dividend policy of PlanGraphics;

(f) As a result of the merger of Integrated Freight into PlanGraphics and the sale of its historically operating subsidiary, PlanGraphics is exclusively engaged in business as a motor freight carrier;

(g) PlanGraphics’ Colorado charter and bylaws did not change in the merger; however, the board of directors of PlanGraphics has recommended to the stockholders approval a change in PlanGraphics’ name to Integrated Freight Corporation and a change of its state of incorporation to Florida from Colorado, subject to notification of a special stockholders meeting on Schedule 14C;

(h) The transactions identified in this report will not cause PlanGraphics securities to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) The transactions identified in this report will not cause any class of equity securities of PlanGraphics becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Not applicable

Item 5. Interest in Securities of the Issuer.

(a) The aggregate number of shares of PlanGraphics common stock acquired by the Trust is 1,807,842,696 shares, constituting 94.8 percent of the class;

(b) The Trust has the sole power to vote and the sole power to dispose of the 1,807,842,696 shares of common stock, provided that both voting and disposal is governed by the Declaration of Trust;

(c) There were no transactions in PlanGraphics common stock, other than as reported in this Schedule 13D effected during the sixty days preceding the date this Schedule 13D should have been filed nor between that date and the date of filing of this Schedule 13D by any person named in response to Item 2.

(d) No person other than the Trust is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, 1,807,842,696 shares of common stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Declaration of Trust of The Integrated Freight Stock Exchange Trust sets for the only contract, arrangement, understandings and relationships with respect to the 1,807,842,696 shares of common stock. The Trust requires the 1,807,842,696 shares of common stock to be voted in favor of the transactions described in Item 4 (e) and (g), above. Following the reverse stock split and the issue of additional shares of PlanGraphics to the Trust as provided in the Trust, the Trust will distribute all of the shares of PlanGraphics common stock that it then holds to the beneficiaries of the Trust.

Item 7. Exhibits.

Rule 13d–1(k) agreement	None
(2)	The Declaration of Trust of The Integrated Freight Stock Exchange Trust, dated as of October 15, 2009

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 20, 2010

The Integrated Freight Stock Exchange Trust

By: /s/ Jackson L. Morris

Jackson L. Morris, Trustee